Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2012
(Restated)
Excluding interest on deposits
Income before income tax expense	$6,981
Fixed charges:
Interest expense	2,313
One-third of rents, net of income from subleases(a)	141
Total fixed charges	2,454
Less: Equity in undistributed income of affiliates	(1)
Income before income tax expense and fixed charges, excluding capitalized interest	$9,434
Fixed charges, as above	$2,454
Ratio of earnings to fixed charges	3.84
Including interest on deposits
Fixed charges as above	$2,454
Add: Interest on deposits	722
Total fixed charges and interest on deposits	$3,176
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$9,434
Add: Interest on deposits	722
Total income before income tax expense, fixed charges and interest on deposits	$10,156
Ratio of earnings to fixed charges	3.20

(a)	The proportion deemed representative of the interest factor.

178 A